SIGNPATH PHARMA INC.
1375 California Road
Quakerton, PA 18951

November 11, 2010

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma Inc.
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 23, 2010
File No. 333-158474

Gentlemen:

On behalf of SignPath Pharma Inc., the undersigned hereby acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SignPath Pharma Inc.

By:	/s/ Lawrence Helson
Dr. Lawrence Helson, CEO